Registration No. 333-171711

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b) (2)
WELLS FARGO BANK, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

A National Banking Association	94-1347393
(Jurisdiction of incorporation or	(I.R.S. Employer
organization if not a U.S. national	Identification No.)
bank)

101 North Phillips Avenue
Sioux Falls, South Dakota	57104
(Address of principal executive offices)	(Zip code)
Wells Fargo & Company
Law Department, Trust Section
MAC N9305-175
Sixth Street and Marquette Avenue, 17 th Floor
Minneapolis, Minnesota 55479
(612) 667-4608
(Name, address and telephone number of agent for service)

CARRIAGE SERVICES, INC.
(Exact name of obligor as specified in its charter)

Delaware	76-0423828
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3040 Post Oak Blvd., Suite 300
Houston, Texas	77056
(Address of principal executive offices)	(Zip code)

All Debt Securities Registered
(Title of the indenture securities)

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Additional Registrants	Incorporation/Organization	Identification Number
Carriage Funeral Holdings, Inc.	Delaware	76-0339922
CFS Funeral Services, Inc.	Delaware	76-0386580
Carriage Holding Company, Inc.	Delaware	76-0393194
Carriage Funeral Services of Michigan, Inc.	Michigan	38-3149715
Carriage Funeral Services of Kentucky, Inc.	Kentucky	61-1015339
Carriage Funeral Services of California, Inc.	California	76-0517196
Carriage Cemetery Services of Idaho, Inc.	Idaho	82-0210596
Wilson & Kratzer Mortuaries	California	94-2677490
Rolling Hills Memorial Park	California	94-1495168
Carriage Services of Connecticut, Inc.	Connecticut	06-1491781
CSI Funeral Services of Massachusetts, Inc.	Massachusetts	04-3406556
CHC Insurance Agency of Ohio, Inc.	Ohio	76-0584854
Barnett Demrow & Ernst, Inc.	Kentucky	61-0680428
Carriage Services of New Mexico, Inc.	New Mexico	76-0585891
Forastiere Family Funeral Services, Inc.	Massachusetts	76-0615410
Carriage Cemetery Services, Inc.	Texas	76-0592642
Carriage Services of Oklahoma, L.L.C.	Oklahoma	76-0590850
Carriage Services of Nevada, Inc.	Nevada	76-0595471
Hubbard Funeral Home, Inc.	Maryland	53-0226299
Carriage Team California (Cemetery), LLC	Delaware	76-0627583
Carriage Team California (Funeral), LLC	Delaware	76-0627584
Carriage Team Florida (Cemetery), LLC	Delaware	76-0627585
Carriage Team Florida (Funeral), LLC	Delaware	76-0627586
Carriage Services of Ohio, LLC	Delaware	76-0627588
Carriage Team Kansas, LLC	Delaware	76-0627587
Carriage Municipal Cemetery Services of Nevada, Inc.	Nevada	76-0635742
Carriage Cemetery Services of California, Inc.	California	76-0634987
Carriage Insurance Agency of Massachusetts, Inc.	Massachusetts	76-0644470
Carriage Internet Strategies, Inc.	Delaware	76-0642158
Carriage Investments, Inc.	Delaware	76-0651825
Carriage Management, L.P.	Texas	76-0651824
Cochrane’s Chapel of the Roses, Inc.	California	68-0458642
Horizon Cremation Society, Inc.	California	76-0653256
Carriage Life Events, Inc.	Delaware	76-0667598
Carriage Merger I, Inc.	Delaware	76-0695818
Carriage Merger II, Inc.	Delaware	76-0695815
Carriage Florida Holdings, Inc.	Delaware	76-0695816
Cloverdale Park, Inc.	Idaho	82-0251267
Cataudella Funeral Home, Inc.	Massachusetts	04-2588311
The address, including zip code, and telephone number, including area code, of each Additional Registrant Guarantor’s principal executive offices is:
c/o Carriage Services, Inc.
3040 Post Oak Blvd., Suite 300
Houston, Texas 77056
Phone: 713-332-8400

Item 1. General Information. Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Treasury Department

Washington, D.C.

Federal Deposit Insurance Corporation

Washington, D.C.

Federal Reserve Bank of San Francisco

San Francisco, California 94120

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.
Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.
None with respect to the trustee.
No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.
Item 15. Foreign Trustee. Not applicable.
Item 16. List of Exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	A copy of the Articles of Association of the trustee now in effect.*

Exhibit 2.	A copy of the Comptroller of the Currency Certificate of Corporate Existence and Fiduciary Powers for Wells Fargo Bank, National Association, dated February 4, 2004.**

Exhibit 3.	See Exhibit 2

Exhibit 4.	Copy of By-laws of the trustee as now in effect.***

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

*	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form S-4 dated December 30, 2005 of Hornbeck Offshore Services LLC file number 333-130784-06.

**	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form T-3 dated March 3, 2004 of Trans-Lux Corporation file number 022-28721.

***	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form S-4 dated May 26, 2005 of Penn National Gaming Inc. file number 333-125274.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Dallas and State of Texas on the 7th day of March, 2011.

WELLS FARGO BANK, NATIONAL ASSOCIATION

Patrick T. Giordano
Vice President